Exhibit (a)(5)(lxxxiii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ORACLE CORPORATION, a Delaware corporation, and PEPPER ACQUISITION CORP., a Delaware corporation,

Plaintiffs,

v.

PEOPLESOFT, INC, a Delaware corporation, CRAIG A. CONWAY, DAVID A. DUFFIELD, ANEEL BHUSRI, STEVEN D. GOLDBY, A. GEORGE BATTLE, FRANK J. FANZILLI and CYRIL J. YANSOUNI,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. 20377-NC

AMENDED COMPLAINT FOR DECLARATORY

AND INJUNCTIVE RELIEF

Plaintiffs Oracle Corporation (“Oracle”) and Pepper Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Oracle, for their complaint against defendants PeopleSoft, Inc. (“PeopleSoft”), Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Battle, Frank J. Fanzilli and Cyril J. Yansouni (“Director Defendants”), allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

Summary of this Action

1. This action seeks redress for the egregious and continuing breaches of fiduciary duty by the members of the board of directors of PeopleSoft (the “PeopleSoft Board”) in taking aggressive steps to thwart, and refusing to give due consideration to, a bona fide, fully financed, non-coercive, non-discriminatory, all-cash tender offer for all the outstanding shares of

PeopleSoft common stock that was formally initiated by Purchaser on June 9, 2003 (the “Tender Offer”).

2. On June 6, 2003, Oracle announced an offer under which PeopleSoft stockholders whose shares were purchased by Purchaser in the Tender Offer would have received $16.00 per share in cash (the “Original Offer”), representing a 6% premium above the average closing price of PeopleSoft’s stock on the Nasdaq National Market on June 5, 2003, the last full trading day before the first public announcement of the commencement of the Tender Offer.

3. On June 18, 2003, Oracle announced that it had increased its Tender Offer to $19.50 per share in cash (the “Revised Offer”), representing a 29% premium above the average closing price of PeopleSoft’s stock on the Nasdaq National Market on June 5, 2003. Oracle has extended this offer four times (until July 18, 2003 on July 3, 2003; until September 19, 2003 on August 8, 2003, until October 17, 2003 on September 4, 2003; and until December 31, 2003 on October 10, 2003).

4. The immediate reaction of PeopleSoft’s management to the Original Offer was telling. On June 6, 2003, the day that Oracle announced its intention to make the Original Offer, PeopleSoft’s President and Chief Executive Officer Craig A. Conway (“Conway”), who is also a director of the corporation, was quoted in a news article as stating “[t]here is no condition that I can even remotely imagine where PeopleSoft would be sold to Oracle.” On June 7, 2003, Conway was further quoted as saying, “I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders.”

5. The PeopleSoft Board had a responsibility to act in good faith but failed to discharge that fundamental duty. True to Conway’s shocking initial reaction, the PeopleSoft Board has engaged in a pattern of behavior that can only be characterized as entrenchment in the face of the Tender Offer. Thus, PeopleSoft has refused to respond to Oracle’s invitation to

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discuss either the Original or the Revised Offer; has never asked Oracle for further information regarding the Tender Offer; has summarily rejected each of the Original Offer and the Revised Offer in Schedule 14D-9 filings that were issued only days after each of the offers was initiated (and long before such a response was due); has refused to redeem PeopleSoft’s “poison pill” or to exempt the Tender Offer from the operation of 8 Del. C. § 203; has told its customers that if the Tender Offer – or nearly any other change in control of the company, including a replacement of the current board by proxy contest – is consummated and certain other events occur with regard to PeopleSoft products, PeopleSoft will pay them two or even five times their money back; has initiated a stock repurchase program; and has negotiated an amendment to its preexisting merger agreement with J.D. Edwards that deprived PeopleSoft’s public stockholders, who would be the prime beneficiaries of the Tender Offer, of the opportunity to vote on the proposed J.D. Edwards transaction, and to deplete PeopleSoft’s cash reserves in an effort to further deter the Tender Offer.

6. This action seeks declaratory and injunctive relief requiring PeopleSoft to dismantle its takeover defenses (including its “poison pill” and the unprecedented rebate programs to PeopleSoft’s customers) and enjoining PeopleSoft from taking further action to thwart the stockholder franchise or to frustrate the Tender Offer.

7. The Tender Offer is the initial step in a proposed all cash, all shares two-step transaction under which Purchaser would acquire all of the outstanding shares of PeopleSoft common stock. If successful, the Tender Offer will be followed by a merger with Purchaser or another direct or indirect subsidiary of Oracle (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”). Pursuant to the Proposed Merger, it currently is anticipated that each then-outstanding share of PeopleSoft (other than shares owned by Oracle or

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any of its subsidiaries or shares held in the treasury of PeopleSoft) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

8. Just prior to the initiation of the Tender Offer, on or about June 1, 2003, PeopleSoft entered into an Agreement and Plan of Merger with J.D. Edwards and Jersey Acquisition Corp. (the “J.D. Edwards Merger Agreement”). Pursuant to that agreement, PeopleSoft was to acquire J.D. Edwards in a stock-for-stock merger in which J.D. Edwards stockholders would receive 0.860 shares of PeopleSoft common stock for each share of J.D. Edwards common stock that they own. Because of the significant number of PeopleSoft shares that would be required to be issued under the J.D. Edwards Merger Agreement, PeopleSoft reported that it would be required under the applicable stock exchange rules to obtain the affirmative vote of PeopleSoft’s stockholders in order to proceed with the transaction.

9. In a reversal that was motivated by a desire to thwart the Tender Offer and preserve the positions of management and the PeopleSoft directors, however, on June 16, 2003, PeopleSoft and J.D. Edwards announced that they had entered into an amended merger agreement (the “Amended J.D. Edwards Merger Agreement”) that eliminated the need to obtain approval for the transaction from PeopleSoft stockholders and resulted in the expenditure by PeopleSoft of an additional $863 million in cash in order to consummate the transaction. The Amended J.D. Edwards Merger Agreement constituted a draconian and unreasonable defensive measure that was adopted by the PeopleSoft Board, in breach of the directors’ duties of loyalty, care and good faith in order to preclude PeopleSoft stockholders from choosing the Tender Offer (or any other potential acquisition) in place of the merger with J.D. Edwards. By amending the J.D. Edwards Merger Agreement to preclude a vote by PeopleSoft’s stockholders, PeopleSoft was able to consummate its merger with J.D. Edwards on July 18, 2003.

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10. PeopleSoft has further initiated two or more astounding and unprecedented rebate programs that promise to provide some of its customers with between two and five times their money back in the event that any one of a number of corporate transactions – including the Tender Offer and the Proposed Acquisition – are successful. Remarkably, the second of these programs also imposes significant penalties in connection with the election of a majority of directors not supported by the current PeopleSoft Board, regardless of whether the new directors are put forth by an acquirer or by PeopleSoft stockholders. This program represents a breach of the Director Defendants’ fiduciary duties and has the effect of significantly reducing the compensation to be paid to PeopleSoft stockholders, and potentially making any acquisition – by Oracle or any other acquirer – prohibitive. This program also threatens to waste the assets of PeopleSoft and, thereby, attempts to dissuade Plaintiffs from pursuing the Proposed Acquisition and PeopleSoft stockholders from electing a new board.

11. PeopleSoft also has initiated a stock repurchase program that threatens to waste as much as $350 million in PeopleSoft assets in an effort to entrench the current PeopleSoft directors. This program further depresses PeopleSoft’s value and seeks to frustrate the Tender Offer, the Proposed Acquisition and any impending proxy contest.

12. The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of the Rights Plan; (ii) the exemption of the Tender Offer from Section 203; and (iii) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of PeopleSoft shares which, when combined with the PeopleSoft shares owned by Oracle, Purchaser and their affiliates, represent a majority of the outstanding PeopleSoft shares on a fully diluted basis.

13. By taking action to trigger these conditions and/or failing to take action to satisfy the conditions to the Tender Offer, the individual members of the PeopleSoft Board have

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breached their fiduciary duties owed to PeopleSoft’s stockholders under Delaware law. PeopleSoft’s stockholders, including Oracle, will be irreparably harmed absent relief from this Court.

The Parties

14. Plaintiff Oracle is a Delaware corporation with its principal executive offices in Redwood City, California. Oracle develops, manufactures, markets and distributes computer software that helps its customers manage and grow their businesses and manage their operations. Most of Oracle’s software products can be categorized into two broad areas: database technology software and applications software. Oracle’s database software products are highly sophisticated information management programs that allow users to store, retrieve, manage and use their business data. Oracle’s applications software can be accessed with standard web browsers and can be used to automate business processes and to provide business intelligence for a company’s marketing, sales, order management, procurement, supply chain, manufacturing, service and human resources functions. In addition to computer software products, Oracle offers a range of consulting, education, support and other services. For customers who choose not to install its applications on their own hardware, Oracle also offers outsourcing services that permit web browser access to Oracle’s database technology and software applications hosted at sites that Oracle operates or manages.

15. Oracle is both a holder of record and a beneficial owner of PeopleSoft common stock.

16. Plaintiff Purchaser is a newly incorporated Delaware corporation and a wholly owned subsidiary of Oracle with its principal executive offices in Redwood City, California. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.

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17.    Defendant PeopleSoft is a Delaware corporation with its principal executive offices in Pleasanton, California. According to its most recent Form 10-K, PeopleSoft “designs, develops, markets and supports a family of enterprise application software products for use throughout large and medium sized organizations worldwide [PeopleSoft] provides enterprise application software for customer relationship management, human capital management, financial management and supply chain management, along with a range of industry-specific products. Within each of [PeopleSoft] application suites, [PeopleSoft] offers embedded analytics and portal applications. In addition, [PeopleSoft] offers a suite of products for application integration and analytic capability, including portal applications, an integration broker and enterprise warehouse products In addition to enterprise application software, [PeopleSoft] offers a variety of consulting and training services to its customers focused on implementing, optimizing and upgrading its software.”

18.    Defendant Conway is the President, Chief Executive Officer (“CEO”) and a director of PeopleSoft. According to PeopleSoft’s Schedule 14D-9 filed June 12, 2003, prior to June 6, 2003, the date Oracle announced its intent to commence a tender offer, the Compensation Committee of the Board of Directors of PeopleSoft approved amendments to Conway’s employment agreement to increase the severance payments to two years’ base salary plus target bonus and to provide for the following accelerated vesting of options and restricted stock: (i) immediate vesting of all unvested options and restricted stock upon a change of control of PeopleSoft and (ii) two years’ service credit upon termination of employment without cause or voluntary termination with good reason.

19.    Defendants David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Battle, Frank J. Fanzilli and Cyril J. Yansouni are directors of PeopleSoft. The Director

Defendants, as directors of PeopleSoft, owe fiduciary duties of loyalty, care and good faith to PeopleSoft’s stockholders.

FACTUAL BACKGROUND

I.    The PeopleSoft Rights Plan

20.    On or about February 15, 1995, the PeopleSoft Board approved the adoption of the Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each share of PeopleSoft common stock outstanding as of the close of business on February 27, 1995. The Rights Plan was amended in 1997. The Rights are distributed and become exercisable for one one-thousandth share of PeopleSoft’s Series A Participating Preferred Stock (the “Series A Preferred”) at a price of $190 on the close of business ten days after the earlier of (i) the first date of public announcement that any person (other than PeopleSoft, any subsidiary of PeopleSoft or any employee benefit plan of PeopleSoft or any subsidiary of PeopleSoft) has acquired or obtained the right to acquire beneficial ownership of 20% or more of PeopleSoft’s common stock (an “Acquiring Person”), or (ii) the publication pursuant to Rule 14-d2(a) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 20% or more of PeopleSoft’s common stock (the earlier of (i) and (ii) being referred to as the “Distribution Date”). The Rights expire on February 15, 2005, unless earlier redeemed or exchanged by PeopleSoft.

21.    The primary purpose of the Rights Plan is not to enable the purchase of the Series A Preferred at the greatly inflated price of $190 for each one-thousandth share, but to allow the holder of the Right, under certain circumstances, to purchase shares of PeopleSoft’s or an acquiror’s common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person “flip-in” and each right becomes exercisable for shares of PeopleSoft common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $190, the holder of a Right may purchase PeopleSoft common stock having a market value of $380. If and when PeopleSoft engages in a merger or a sale of 50% or more of its assets, the Rights “flip-over” and become exercisable for shares of the acquiror’s common stock at the same deep discount price of two for the price of one. Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the “flip-in” and/or “flip-over” provisions by becoming an Acquiring Person.

22.    The PeopleSoft Board may redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of (i) the tenth day following the date of public announcement of the fact that an Acquiring Person has become such, or (ii) February 15, 2005.

23.    Purchaser’s acceptance of shares tendered pursuant to its Tender Offer will result in it becoming an Acquiring Person, will make the Rights exercisable for shares of PeopleSoft’s common stock at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Purchaser to accomplish, and will deprive PeopleSoft’s stockholders of the ability to tender their shares unless the PeopleSoft Board redeems the Rights or otherwise amends the Rights Plan to render it inapplicable to the Tender Offer.

II.    The Delaware Business Combination Statute

24.    Section 203 of the Delaware General Corporation Law, entitled “Business Combinations with Interested Stockholders,” applies to any Delaware corporation that has not opted out of the statute’s coverage. PeopleSoft has not opted out of the statute’s coverage.

25.    Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”), such interested stockholder may not engage in a “business combination” with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

26.    Application of Section 203 to the Proposed Acquisition will potentially delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Acquisition will be forever lost. Additionally, any number of events could occur within those three years that would prevent the Proposed Merger altogether.

III.    Defendants’ Responses to the Proposed Acquisition

A.    Conway Prejudges The Tender Offer

27.    Despite the clear-cut and significant economic benefits of the Tender Offer, PeopleSoft’s President and CEO, defendant Conway, stated his position that any offer from Oracle–regardless of price–would be unacceptable within hours of the announcement of the Tender Offer and apparently before any consultation with the PeopleSoft Board. Indeed, on June 7, 2003, Conway was quoted in a news article as saying, “I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders.” According to another newspaper report, when Conway was asked whether he would consider entering into a transaction if Oracle raised its offering price, Conway replied: “If I said, I’ll give you $10 for your dog and then I’ll shoot it, what would you do? Would it make any difference if I offered you $20?” Conway was also quoted as saying that he thought the PeopleSoft Board would only need “a short board call” to consider the Tender Offer.

B.    The Director Defendants Act To Entrench Themselves In Office

28.    Conway’s prediction of a “short board call” to consider the Original Offer of $16 per share was accurate. Following his precipitous statements, the Director Defendants have followed Conway’s lead and, despite the many benefits to PeopleSoft’s stockholders it would provide, have summarily rejected the Tender Offer and, in flagrant breach of their fiduciary duties to PeopleSoft stockholders, have initiated an array of defensive tactics designed to thwart Oracle or any other potential acquiror.

29.    When the Tender Offer was announced, Plaintiffs offered to begin a dialogue with the PeopleSoft Board for the purpose of discussing the Tender Offer. As noted above, Oracle’s invitation was met by the Director Defendants with silence, and only days later a flat rejection of the Tender Offer.

30.    On June 12, 2003, PeopleSoft announced that its board had unanimously rejected the Tender Offer and would not recommend the Tender Offer to its stockholders. A Schedule 14D-9 reporting this recommendation was filed shortly thereafter. The Director Defendants reached this significant decision only days after the Tender Offer was commenced, over a week before any recommendation to stockholders was required under the federal securities laws, and without even attempting to meet with Oracle or Purchaser to discuss the Tender Offer or the Proposed Acquisition.

31.    The PeopleSoft Board gave no more consideration to the Revised Offer of $19.50 per share made on June 18, 2003, which it rejected the very next day. Again, the PeopleSoft Board refused Oracle’s request to meet to negotiate the offer and did not request any further information with respect to the bid. PeopleSoft announced the board’s decision to reject the Revised Offer in a 14-D9/A filing on June 20, 2003.

PeopleSoft And J.D. Edwards Conspire To Thwart The Tender Offer

32.    The reason for the hasty rejection of the Original Offer soon became apparent. On June 16, 2003, PeopleSoft and J.D. Edwards announced that they had altered the terms of their prior agreement and had entered into the Amended J.D. Edwards Merger Agreement. While the original merger agreement with J.D. Edwards had contemplated a stock-for-stock merger that would require approval by PeopleSoft’s stockholders, the amended agreement provided for consideration from PeopleSoft in the form of $863 million in cash (and less common stock) in addition to shares of newly issued PeopleSoft common stock. Each J.D. Edwards stockholder had the right to elect to receive either cash or PeopleSoft common stock in the transaction, subject to proration. The Director Defendants and J.D. Edwards approved this negative adjustment to the merger agreement for the primary purpose of thwarting the Tender Offer. This reaction by the Director Defendants was an unreasonable response to the Tender Offer. The rationale behind entering into the Amended J.D. Edwards Merger Agreement was to eliminate the need for a vote of PeopleSoft stockholders, spend cash that would otherwise be held by PeopleSoft and, thereby, thwart any potential acquirors.

33.    PeopleSoft’s announcement on June 16, 2003 that it had entered into the Amended J.D. Edwards Merger Agreement failed to inform its stockholders of the true rationale for the amendment–elimination of the vote of PeopleSoft stockholders. It was not until the following day that the amended agreement was made available to PeopleSoft stockholders and, even then, the fact that PeopleSoft’s stockholder vote was eliminated was not announced but rather was buried in an SEC filing.

34.    By so changing the terms of the proposed transaction, even if the Tender Offer is accepted, the Director Defendants denied the PeopleSoft stockholders any voice in the planned acquisition of J.D. Edwards. PeopleSoft consummated the J.D. Edwards merger on July 18, 2003.

35.    By approving the Amended J.D. Edwards Merger Agreement, the Director Defendants breached their fiduciary obligation to act in the best interests of the PeopleSoft stockholders. Furthermore, the Amended J.D. Edwards Merger Agreement constituted an inappropriate defensive measure designed to preclude Plaintiffs from successfully consummating a merger with PeopleSoft.

PeopleSoft’s New Customer Rebate Program

36.    On July 3, 2003, PeopleSoft announced that it had implemented a customer rebate program (the “Original Money Back Offer”) under which it had already made promises totaling $354 million in customer refunds. Under the Original Money Back Offer, customers are entitled to receive between two and five times the value of their contract with PeopleSoft should PeopleSoft be acquired within one year and should the acquiring company, within two years thereafter, (a) reduce the level of support services, (b) stop licensing the products to new customers, or (c) cease providing new releases or upgrades. No further board action or approval is required for customers to collect their promised refunds and the measure is unredeemable by the current or any future PeopleSoft Board. PeopleSoft made this announcement two days after the Original Money Back Offer’s expiration date of June 30, 2003, although management stated that it could extend the offer. PeopleSoft never indicated that it had extended the Original Money Back Offer.

37.    On October 27, 2003, PeopleSoft again announced that it had offered a customer rebate program (the “Revised Money Back Offer,” and, collectively with the Original Money

Back Offer, the “Money Back Offers”), this time ten days after the offer had expired (on October 17, 2003). Amendment No. 9 to PeopleSoft’s 14D-9, filed on October 27, 2003 (“Amendment No. 9”) (attached hereto as Exhibit A). PeopleSoft management announced that the total potential liabilities under the two programs had reached over $800 million, although PeopleSoft has not disclosed how much of that amount was committed under the Revised Money Back Offer and how much was committed under the Original Money Back Offer. Transcript of press conference filed as Exhibit (a)(55) to Amendment No. 9 (attached hereto as Exhibit B). This excessive cost represents nearly half of the company’s current cash on hand of $1.6 billion as of September 30, 2003, as reported in a form 8-K filing made by PeopleSoft on October 24, 2003. Significantly, the Revised Money Back Offer, like the Original Money Back Offer, is not redeemable.

38.    Equally significant, the terms of the Revised Money Back Offer are far more over-reaching than are those of the Original Money Back Offer in terms of the ranges of both corporate transactions and business decisions that trigger the refund provisions.

39.    As with the Original Money Back Offer, the rebates under the revised offer are only triggered if there is a change of control event (the “Change of Control Triggers”) and thereafter the new board takes certain business actions (the “Business Triggers”). Under the Revised Money Back Offer, the Change of Control Triggers have been extended to reach nearly every possible transaction, including friendly transactions, resulting in a change in control of PeopleSoft, for a period of two years (up from the one-year period in the Original Money Back Offer). Affected transactions now include any asset sale, tender offer or merger in which PeopleSoft stockholders end up with less than 55% of the resulting company’s stock. Disturbingly, the election, over a two-year period, of a majority of new directors who are not approved by a majority of “Incumbent Directors” is also covered. PeopleSoft’s directors have therefore imposed a significant, unredeemable penalty on any transaction breaking the reins of their control. This includes any exercise by stockholders of their franchise to replace the current PeopleSoft Board with directors focused on stockholder value rather than their own entrenchment.

40.    The Business Triggers under the Revised Money Back Offer also include provisions so broad and commercially unreasonable as to create a substantial probability that no board could be assured that the day-to-day exercise of their responsibility to manage the business and affairs of the company would not trigger them. It is telling that the PeopleSoft Board has attempted to impose these restrictions on its future directors–but has at no point committed itself to be bound by them. Nor could they make such a commitment without abdicating their responsibility to manage the business and affairs of the company. These provisions include (but are not limited to):

a.    provisions that would penalize the company for actions outside of management’s control, such as changes (short of termination) in third party software with which PeopleSoft products are now inter-operable but that (i) may no longer be, and (ii) may not be economical to continue to support;

b.     provisions imposing substantial penalty payments where there is no corresponding harm to customers, such as any delays in product releases (no matter how short), or any reduction (no matter how small) in the extent or quality of updates and new releases;

c.    provisions penalizing the company for events that are often driven not by business decisions but by the uncertainties inherent in developing complex technical products, such as delays (no matter how slight) in new product updates and releases, changes in the level of inter-operability with third party software from one release to the next and the relative scope of a product release made at a given time;

d.    provisions that unrealistically and irresponsibly fail to leave the company room to respond to an ever-changing competitive environment, cyclical changes in the economy, and customer demands for the company to invest resources in pursuing new product opportunities, such as by locking the company into its current level of research and development spending, for the current product line.

41.    The penalties imposed under the Revised Money Back Offer are disproportionate to any harm customers may suffer should any of these triggering events occur. That the penalties are unreasonable is further evidenced by the fact that the penalties have remain unchanged from the Original Money Back Offer even though the range of conduct is much broader under the Revised Money Back Offer, covering actions with potentially far less, if any, harmful consequences to customers.

42.    In addition, it is clear that the Revised Money Back Offer is intended not only to make the company immune to any change of control but in particular to foreclose any possibility that Oracle’s proposal to stockholders could succeed. The timing of the two offers also bears this out: each offer was made while an Oracle offer was pending, expired on the date of the pending Tender Offer’s expiration (or, in the case of the Revised Money Back Offer, on “the date Oracle Corporation announces its withdrawal of its tender offer,” if that should come earlier), and announced to stockholders only after the offer had concluded (thus denying them any opportunity to voice concerns as to the use of stockholder value).

43.    At the same time that PeopleSoft devised and started to implement the Revised Money Back Offer, PeopleSoft was reporting better than expected quarterly results for each of the second and third quarters of 2003. Furthermore, PeopleSoft’s CEO, Craig Conway, has repeatedly publicly admitted that PeopleSoft’s customer relations have not been harmed by Oracle’s Tender Offer. Rather, in Conway’s words, “[t]he actual impact [of the Tender Offer]

has been remarkably beneficial for PeopleSoft.” Reuters, Interview – PeopleSoft Sees Silver Lining in Oracle Bid, Sept. 16, 2003, at 1 (attached hereto as Exhibit C.) Thus, PeopleSoft itself has acknowledged that Oracle’s Tender Offer has only helped PeopleSoft’s business at the same time that it was flagrantly and egregiously erecting defensive measures intended to entrench the current directors and repel Oracle’s Tender Offer at any cost.

44.    PeopleSoft has further said that the Money Back Offers are being volunteered by the company, rather than reluctantly granted in response to customer demands. In the words of PeopleSoft CFO Kevin Parker, “[i]t is not a negotiating activity that goes on with the customers and so it’s not having a material impact I think it is fair to say, that it is a standard part of our contractual language at this point. It is included in virtually every contract, license [sic] that we signed during the course of the quarter. It is not something that we negotiate. Everyone has the same total. The impact in terms of incremental sales was non-existent.” Q3 2003 Transcript. This approach is consistent with PeopleSoft managers’ and directors’ apparent attitude that the shareholders’ money can be freely given away, so long as there is no impact on their own jobs.

45.    In short, the Money Back Offers are but another desperate measure by the members of PeopleSoft’s current board to hold on to their current positions of power, regardless of the costs to PeopleSoft’s stockholders. The Money Back Offers are defensive measures that are vastly disproportionate to any reasonably perceived threat posed by the Tender Offer. Furthermore, the Revised Money Back Offer constitutes intentional interference with the stockholder franchise, and a coercive and preclusive defensive measure. As such, implementation of the Money Back Offers was a breach of the directors’ fiduciary duties.

PeopleSoft’s Stock Repurchase Program.

46.    Furthermore, on September 4, 2003, PeopleSoft announced that the PeopleSoft Board had approved a stock repurchase program (the “Stock Repurchase Program”), authorizing

PeopleSoft to spend as much as $350 million of the company’s cash reserves to repurchase shares of the company’s common stock. A Schedule 14D-9/A filed by PeopleSoft disclosed that as of November 4, 2003, PeopleSoft had repurchased 6.3 million shares of PeopleSoft common stock costing the company approximately $129 million. Amendment No. 10 to PeopleSoft’s 14D-9 filed on November 4, 2003 (“Amendment 10”) (attached hereto as Exhibit D.)

47.    In this same time frame, PeopleSoft insiders, Craig Conway, David Duffield, Anne Jordan, Michael Gregoire, Nanci Caldwell, Kevin Parker and Phil Wilmington were each disposing of their personal holdings of PeopleSoft stock, totaling 839,414 shares. These sales include 591,496 shares of PeopleSoft stock sold by David Duffield on October 27, 2003, the same day that PeopleSoft repurchased 1,700,000 shares; and 200,000 shares of PeopleSoft stock sold by Craig Conway on October 30, 2003, one day before PeopleSoft repurchased 1,300,000 shares. See Amendment 10.

48.    If these insiders had sold their stock in the absence of a simultaneous Stock Repurchase Program, PeopleSoft management’s percentage ownership of PeopleSoft stock would have decreased. By authorizing the Stock Repurchase Program and timing those repurchases and the executive stock sales to occur simultaneously, the Director Defendants have allowed PeopleSoft management to do exactly what they have advised PeopleSoft stockholders not to do (sell the stock) without causing a net decrease in the proportion of the stock that is held by PeopleSoft insiders. Thus, the Stock Repurchase Program is yet another example of the Director Defendants’ desperate attempts to block Oracle’s Tender Offer at the expense of PeopleSoft stockholders, in this case by expending corporate funds to cover executive sales that would otherwise have diluted management’s voting power and to prop up PeopleSoft’s stock price while the Tender Offer remains open. As such, its implementation was a violation of the

Director Defendants’ fiduciary duty of loyalty, and the Stock Repurchase Program is an additional, unreasonable defensive measure.

IRREPARABLE INJURY

49.     The PeopleSoft Board’s refusal to accept the substantial benefits of the Proposed Acquisition by these means is motivated by the Director Defendants’ wrongful desire to entrench themselves in office.

50.     Indeed, because the Proposed Acquisition threatens the incumbency of the PeopleSoft Board, Plaintiffs believe that PeopleSoft will continue to take actions to frustrate the completion of the Tender Offer and the Proposed Acquisition. Any such manipulations of the corporate machinery having the effect of hindering the ability of PeopleSoft’s stockholders to maximize their wealth would merely serve to perpetuate the PeopleSoft Board’s control over the business. Such actions would clearly constitute unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law, to the irreparable injury of the PeopleSoft stockholders.

51.     The unlawful actions of the PeopleSoft Board, including its failure to accept the Proposed Acquisition, its failure to render the Rights Plan inapplicable to the Tender Offer, its failure to exempt the Tender Offer from Section 203, its entering into the Amended J.D. Edwards Merger Agreement, its implementation of the Stock Repurchase Program and its initiation, extensions and expansions of the Money Back Offers, are preventing the PeopleSoft stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft’s stockholders irreparable harm. Indeed, the PeopleSoft Board’s use of the Money Back Offers (particularly, the onerous Revised Money Back Offer) impose an increasing financial burden on the company that at some point will be deal preclusive and/or coercive of the stockholder franchise. Due to the nature of the agreements under these programs and the intervening rights of third parties, it’s unlikely that these breaches of fiduciary duty may be adequately remedied absent injunctive relief. Further, Oracle is suffering irreparable harm as a result of the PeopleSoft Board’s conduct and the inability of the PeopleSoft stockholders to receive the Tender Offer. The chance to acquire PeopleSoft represents a unique opportunity, and the loss of this opportunity constitutes irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Plaintiffs will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

COUNT I

(Breach of Fiduciary Duty And Waste)

52.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 51 as if fully set forth herein.

53.     The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith, and have failed from the outset to meet those duties.

54.     The Director Defendants have and are continuing to breach the fiduciary duties owed the PeopleSoft stockholders by refusing to accept the Tender Offer and taking the following actions, among others, designed to thwart the Tender Offer: (1) entering into the Amended J.D. Edwards Merger Agreement; (2) authorizing and implementing the Original and Revised Money Back Offers; (3) authorizing and implementing the Stock Repurchase Program; (4) causing and/or threatening to cause the waste of PeopleSoft’s assets through these and other means; (5) failing to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition; and (6) failing to take the steps necessary to render Section 203 inapplicable to the Proposed Acquisition. Furthermore, the actions taken in response to the Tender Offer are also disproportionate to any threatened harm, and when combined with the threatened penalties under the Original and Revised Money Back Offers, they become coercive of any stockholder vote and preclusive of any tender offer.

55.     These efforts to frustrate the completion of the Tender Offer serve no legitimate purpose, and are not reasonable responses to the Proposed Acquisition, which poses no threat to the interests of PeopleSoft’s stockholders or to PeopleSoft’s corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft’s stockholders under applicable Delaware law.

56.     The unlawful actions of the PeopleSoft Board are preventing the PeopleSoft stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft’s stockholders irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost.

57.     The injury to Plaintiffs will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

COUNT II

(Breach Of Fiduciary Duty: Failure To Act With Due Care)

58.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 57 as if fully set forth herein.

59.     The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

60.     The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft’s stockholders, and poses no threat to PeopleSoft’s corporate policy and effectiveness.

61.     Notwithstanding, the Director Defendants prejudged the Tender Offer and summarily rejected the Tender Offer without adequately informing themselves of the merits of the Proposed Acquisition. The Director Defendants reached this significant decision within just days of the initiation of both the Original and Revised Tender Offers, and without the benefit of any meeting with Plaintiffs to discuss the potential benefits of the Proposed Acquisition. The Director Defendants’ summary rejection of the Tender Offer constituted gross negligence and an abandonment of the Director Defendants’ fiduciary obligations. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft’s stockholders under applicable Delaware law.

62.     Plaintiffs have no adequate remedy at law.

COUNT III

(Violation of Section 141 and Ultra Vires)

63.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 62 as if fully set forth herein.

64.     The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

65.     Under 8 Del. C. § 141 (“Section 141”), the board of directors has an obligation to oversee, manage and direct the business and affairs of the corporation. The Money Back Offers will impermissibly deprive any newly elected board of both its statutory authority to manage PeopleSoft under Section 141 and the board’s concomitant fiduciary duties pursuant to that statutory mandate. The Original Money Back Offer will severely restrict a newly elected board from discharging its fundamental management duties to PeopleSoft for two years, and the Revised Money Back Offer places even greater restrictions on a newly elected board’s ability to discharge its statutory management duties to PeopleSoft and its stockholders for four years.

66.     The Money Back Offers therefore violate Section 141 and are ultra vires and void.

67.     Plaintiffs have no adequate remedy at law.

COUNT IV

(Intentional Interference With The Stockholder Franchise)

68.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 67 as if fully set forth herein.

69.     The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

70.     The Revised Money Back Offer is intended to coerce PeopleSoft’s stockholders into voting to retain the Director Defendants in office by threatening PeopleSoft with severe financial penalties should PeopleSoft’s stockholders choose to elect any competing slate of directors. The Revised Money Back Offer threatens to impose such an extreme penalty on PeopleSoft by way of exorbitant payments to its customers and promises a board so restricted in its ability to manage the company that no rational PeopleSoft stockholder could vote in favor of an insurgent slate of directors. This conduct amounts to impermissible interference with the stockholder franchise and, thus, constitutes irreparable harm.

71.     The Defendant Directors have not and cannot offer a compelling justification for interfering with the stockholder franchise.

72.     Plaintiffs have no adequate remedy at law.

COUNT V

(Declaratory And Injunctive Relief: Takeover Defenses)

73.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 72 as if fully set forth herein.

74.     The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

75.     The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft’s stockholders, and poses no threat to PeopleSoft’s corporate policy and effectiveness.

76.     Adoption of any defensive measures against the Tender Offer, the Proposed Merger, or that would prevent a future board of directors from exercising its fiduciary duties–including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft’s bylaws, the initiation of unreasonable rebate programs (such as the Original and Revised Money Back Offers), repurchasing the company’s stock, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control–would be a breach of the Director Defendants’ fiduciary duties to PeopleSoft’s stockholders.

77.     Plaintiffs have no adequate remedy at law.

COUNT VI

(Breach Of Fiduciary Duty: Duty of Candor and Denial Of Stockholder Vote)

78.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 77 as if fully set forth herein.

79.     The Director Defendants owe the PeopleSoft stockholders the highest fiduciary duties of candor and full disclosure.

80.     PeopleSoft’s announcement on June 16, 2003 that it had entered into the Amended J.D. Edwards Merger Agreement failed to inform its stockholders of the true rationale for the amendment–elimination of the vote of PeopleSoft stockholders. It was not until the following day that the amended agreement was made available to PeopleSoft stockholders and, even then, the fact that PeopleSoft’s stockholder vote was eliminated was not announced but rather was buried in an SEC filing.

81.     By so changing the terms of proposed transaction with J.D. Edwards, even if the Tender Offer is widely accepted, the Director Defendants have breached their duties of candor and disclosure to the PeopleSoft stockholders by depriving them of any vote or power to prevent the acquisition of J.D. Edwards on the unreasonable terms set forth in the Amended J.D. Edwards Merger Agreement.

82.     PeopleSoft also failed to make timely or sufficient disclosures to its stockholders regarding its initiation or extension of each of the Money Back Offers. PeopleSoft announced each offer’s initiation only after it allegedly had expired, and never announced the fact that it has extended the Money Back Offers.

83.     By so failing to disclose its actions with respect to the Money Back Offers, even if the Tender Offer is widely accepted, the Director Defendants have breached their duties of candor and disclosure to the PeopleSoft stockholders by failing to inform them of, and therefore depriving them of any opportunity to enjoin, their ongoing waste of corporate assets.

84.     By these actions, the Director Defendants have breached their fiduciary duties owed to PeopleSoft’s stockholders. Unless ordered to take corrective measures by this Court, the Director Defendants will continue to breach their fiduciary duties owed to PeopleSoft’s stockholders.

85.     Plaintiffs have no adequate remedy at law.

WHEREFORE, Plaintiffs respectfully request that this Court:

        a.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by entering into the Amended J.D. Edwards Merger Agreement;

        b.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by causing PeopleSoft to initiate and implement the Original Money Back Offer;

        c.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by causing PeopleSoft to initiate and implement the Revised Money Back Offer;

        d.     declare that the Revised Money Back Offer is coercive and infringes on the shareholder franchise;

        e.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer;

        f.     compel PeopleSoft and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

        g.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

        h.     compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

        i.     declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by authorizing and implementing the Stock Repurchase Program;

        j.     temporarily, preliminarily and permanently enjoin PeopleSoft, its employees, agents and all persons acting on its behalf or in concert with it from (i) continuing, extending or expanding the Money Back Offers; (ii) taking any action to purchase additional stock under the Stock Repurchase Program; (iii) taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Tender Offer; and (iv) adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Tender Offer or the efforts of Oracle to acquire control of PeopleSoft;

        k.     temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan or Section 203 in any other court;

        l.     declare that the adoption of any further measures that have the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, constitute a breach of the Director Defendants’ fiduciary duties;

        m.     enjoin PeopleSoft and the Director Defendants from adopting any measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, or the Proposed Merger, including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft’s bylaws, the initiation or extension of unreasonable rebate programs (such as the Money Back Offers), stock repurchase programs, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control;

        n.     award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

        o.     grant Plaintiffs such other and further relief as this Court may deem just and proper.

OF COUNSEL: Michael P. Carroll Joel M. Cohen Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Allen M. Terrell, Jr. (#709)

Daniel A. Dreisbach (#2583)

Brock E. Czeschin (#3938)

James H. McMackin, III (#4282)

Richards, Layton & Finger, P.A.

One Rodney Square

P.O. Box 551

Wilmington, DE 19899

(302) 651-7700

    Attorneys for Plaintiffs

Dated: November 10, 2003